UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

UNILIFE CORPORATION
(Name of Issuer)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
90478E 103
(CUSIP Number)
Alan Shortall
Chief Executive Officer
Unilife Corporation
633 Lowther Road
Lewisberry, Pennsylvania 17339
(717) 938-9323
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 28, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	90478E 103

1	NAMES OF REPORTING PERSONS Alan Shortall

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Australia

	7	SOLE VOTING POWER

NUMBER OF		4,574,963

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,574,963

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,574,963

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1.	Security and Issuer
This filing on Schedule 13D relates to the shares of common stock (“Common Stock”), $0.01 par value per share, of Unilife Corporation, a Delaware corporation (the “Issuer”), whose principal executive offices are located at 633 Lowther Road, Lewisberry, Pennsylvania 17339. The Reporting Person (as defined below) is filing this Schedule 13D to report information regarding the number and interests of securities of the Issuer beneficially owned by him.

Item 2.	Identity and Background
(a) This report is filed by Alan Shortall, an individual (the “Reporting Person”).
(b), (c) and (f) The Reporting Person, with a business address of 633 Lowther Road, Lewisberry, Pennsylvania 17339, is an Australian citizen, whose principal occupation is acting as the Issuer’s Chief Executive Officer. The Reporting Person is also a member of the Issuer’s board of directors.
(d) The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
(e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds and Other Considerations
The Reporting Person’s beneficial ownership of shares of the Common Stock described in this Schedule 13D (the “ Shares ”) was acquired through grants of restricted stock and stock options by the Issuer in connection with the employment of the Reporting Person as director and Chief Executive Officer of the Issuer. The Reporting Person also purchased shares of Common Stock in open market transactions on the Australian Securities Exchange in October 2009. No funds or other consideration were used by the Reporting Person to purchase any Common Stock of the Issuer within the past sixty (60) days.

Item 4.	Purpose of Transaction
On October 26, 2008, the Reporting Person and Unilife Medical Solutions Limited, an Australian company and a wholly-owned subsidiary of the Issuer (“UMSL”), entered into an Employment Agreement (the “Employment Agreement ”). Under the Employment Agreement, the Reporting Person was granted 10,000,000 ordinary shares of UMSL and options to purchase 7,500,000 ordinary shares of UMSL. In connection with the redomiciliation of the Unilife group from Australia to Delaware pursuant to court-approved schemes of arrangement, these UMSL shares and options were exchanged for 1,666,667 shares of Common Stock and options to purchase 1,250,000 shares of Common Stock. The stock and option grants have previously been reported in the SEC filings by the Issuer and reflected in the Form 3 filed by the Reporting Person on February 11, 2010 (the date on which the Issuer became subject to SEC reporting requirements). Pursuant to the terms of the Employment Agreement, options to purchase 333,333 shares of Common Stock became exercisable within 60 days after March 28, 2010 (the “Option Vesting”). The Option Vesting, together with the beneficial ownership of the shares of Common Stock acquired during the twelve month period prior to the Option Vesting, resulted in the Reporting Person acquiring more than 2% of the shares of Common Stock during such twelve month period. The Reporting Person is filing this Schedule 13D pursuant to relevant SEC rules and staff interpretations to report his beneficial ownership of the shares of Common Stock. The Reporting Person did not otherwise acquire any beneficial ownership of the shares of Common Stock during the past sixty days.
The Reporting Person is director and Chief Executive Officer of the Issuer. In his capacity as director and Chief Executive Officer, the Reporting Person takes and will continue to take an active role in the Issuer’s management and strategic direction.
Other than as disclosed in this Item 4 and other than in the Reporting Person’s capacity as director and Chief Executive Officer of the Issuer, the Reporting Person does not currently have plans or proposals that relate to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
(a), (b) At the close of business on August 20, 2010, the Reporting Person may be deemed to have sole beneficial ownership interest in 4,574,963 shares of Common Stock of the Issuer, consisting of: (i) 1,742,297 shares of Common Stock including 55,074 shares of Common Stock owned by the spouse of the Reporting Person, with respect to which the Reporting Person disclaims beneficial ownership, (ii) 833,333 shares of Common Stock that are subject to certain transfer restrictions set forth in the Employment Agreement, (iii) 1,166,000 shares of restricted Common Stock that are subject to vesting based on the achievement of certain performance milestones, as described in more detail in the Issuer’s Registration Statement on Form 10 filed with the SEC on February 11, 2010, and (iv) 833,333 shares of Common Stock issuable upon exercise of currently exercisable options that were granted in 2008, which collectively constitute approximately 8.4% of the shares of Common Stock outstanding. The aggregate percentage is based upon 54,604,696 shares of Common Stock outstanding as of June 8, 2010, according to the Issuer’s Registration Statement on Form S-1 filed with the SEC on June 18, 2010. At the close of business on August 20, 2010, the Reporting Person has sole power to vote or to direct the vote of 4,574,963 shares of Common Stock and has sole power to dispose of or to direct the disposition of 4,574,963 shares of Common Stock.
(c) Except as set forth herein, the Reporting Person has not effected any transactions in shares of Common Stock of the Issuer in the past sixty (60) days.
(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.

Item 7.	Material to be Filed as Exhibits
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 27, 2010

/s/ Alan Shortall
Alan Shortall